Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Viking Acquisition Corp I

Subject Viking Acquisition Corp I

SEC File No.: 001-42927

As previously disclosed, on April 16, 2026, Viking Acquisition Corp. I, an exempted company limited by shares incorporated under the Laws of the Cayman Islands (“Viking”), entered into a Business Combination Agreement (as amended by Amendment No. 1 to Business Combination Agreement, dated May 15, 2026, the “Business Combination Agreement”) with NorthStar Earth and Space Inc., a corporation existing under the Canadian Corporate Statute (“NorthStar”), and Viking NS Amalgamation Corp., a corporation existing under the Canadian Corporate Statute.

On June 17, 2026, NorthStar issued the following press release:

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NorthStar Secures Over CAD$40M with 3 Canadian Space Division to Advance Sovereign Space Domain Awareness

3 CSD integrates space-based commercial capabilities into mission operations to enhance threat detection for more resilient space operations

MONTREAL, June 17, 2026 (GLOBE NEWSWIRE) -- NorthStar Earth & Space (“NorthStar” or the “Company”), a global leader in Space Situational Awareness (SSA) and Space Domain Awareness (SDA), today announced the launch of augmented commercial services valued at more than CAD$40 million over 12 months with the Royal Canadian Air Force’s 3 Canadian Space Division (3 CSD). The agreement enables 3 CSD to integrate NorthStar’s space-based surveillance capabilities to enhance mission readiness and threat detection in orbit.

The agreement reinforces NorthStar’s long-standing commitment to advancing Canada’s role in the space sector. Headquartered in Montreal, and governed by a majority-Canadian board, NorthStar drives growth through innovation, and sovereign space capabilities. By processing millions of images and observations collected from space- and ground-based sensors, NorthStar delivers precise assessments and predictions of the behaviour of objects in space.

“This collaboration marks a milestone in the use of commercial innovation to protect Canadian interests in space,” said Stewart Bain, founder and CEO of NorthStar. “Integrating NorthStar’s advanced scanning and detection capabilities will strengthen the mission readiness and national security objectives at the core of 3 CSD’s mandate.”

Canada’s Defence Industrial Strategy recognizes space as a critical operational domain for national security and economic stability. Satellites underpin communications, navigation, climate monitoring, Earth observation and defence operations, making sovereign, mission-ready SDA capabilities essential. These capabilities play a critical role in safeguarding Canada’s North, where Arctic security and sovereignty are key priorities. NorthStar’s integrated space-based and ground-based services provide trusted, Canadian controlled data to support this objective.

RCAF Brig.-Gen Christopher Horner said, “Space Domain Awareness is foundational to all space operations. Our decisional advantage in both peacetime and conflict is built upon our ability to detect and differentiate threats from the responsible actors in space. NorthStar gives the Canadian Armed Forces the higher ground with advanced SDA services. Cooperation between 3 CSD and Canada’s space industry partners remains a fundamental requirement for security in space.”

“Through Canada’s new Defence Industrial Strategy, our government is inspiring new partnerships that will strengthen our defence industry, enhance sovereign capabilities, and bolster national security. NorthStar’s partnership with 3 Canadian Space Division on their sovereign SDA capabilities will advance Canada’s satellite capacity and equip our Armed Forces with mission-ready tools,” said the Hon. Mélanie Joly, Minister of Industry and Minister responsible for Canada Economic Development for Quebec Regions.

As space becomes an increasingly contested domain, Canada must remain steadfast in maintaining the ability to independently monitor and protect its assets in orbit. This partnership reflects a shared commitment to strengthening national capabilities and contributing to the secure and safe use of space.

About NorthStar Earth & Space

NorthStar is the first commercial Space Situational Awareness (SSA) company to leverage space-based assets that use satellite imagery to continuously scan, detect, and monitor the behaviour of objects in near-Earth orbits. Patented capabilities deliver precise and timely Space Domain Awareness (SDA), contributing to Canada’s space sovereignty and supporting National Defence objectives. With headquarters in Montreal, Canada, a European headquarters in Luxembourg, and a dedicated US operation in McLean, VA, NorthStar addresses the ever-growing threat of space collisions as a major contribution to empower humanity to preserve our planet.

Media Contacts

Prosek Partners

Pro-NorthStar@Prosek.com

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Additional Information and Where to Find It

In connection with the transactions contemplated by the Business Combination Agreement (the “Proposed Business Combination”),Viking intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”), which will include a prospectus with respect to Viking’s securities to be issued in connection with the Proposed Business Combination and a proxy statement to be distributed to holders of Viking’s Class A ordinary shares in connection with Viking’s solicitation of proxies for the vote by Viking’s shareholders with respect to the Proposed Business Combination and other matters to be described in the Registration Statement (the “Proxy Statement”). After the SEC declares the Registration Statement effective, Viking plans to file the definitive Proxy Statement with the SEC and to mail copies to Viking’s shareholders as of a record date to be established for voting on the Proposed Business Combination and other matters to be described in the Registration Statement. This document does not contain all the information that should be considered concerning the Proposed Business Combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that Viking may file with the SEC. Before making any investment or voting decision, investors and securityholders of Viking and NorthStar are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about NorthStar, Viking and the Proposed Business Combination. Investors and securityholders will be able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by Viking through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Viking may be obtained free of charge from Viking’s website at www.vikingspac.com or by directing a request to Viking Acquisition Corp. I Attn: Corporate Secretary, 900 Third Avenue, 18th Floor, New York, NY 10022. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

NorthStar, Viking and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from Viking’s shareholders in connection with the Proposed Business Combination. For more information about the names, affiliations and interests of Viking’s directors and executive officers, please refer to the final prospectus from Viking’s initial public offering, which was dated October 30, 2025 and filed with the SEC on October 31, 2025 (the “IPO Prospectus”) and the Registration Statement, Proxy Statement and other relevant materials filed or to be filed with the SEC in connection with the Proposed Business Combination when they become available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of Viking’s shareholders generally, will be included in the Registration Statement and the Proxy Statement, when they become available. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement carefully, when they become available, before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document shall not constitute a “solicitation” as defined in Section 14 of the Exchange Act. This document shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Proposed Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom.

Forward-Looking Statements

This document includes forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity; financing and other business milestones; potential benefits of the Proposed Business Combination and other related transactions; and expectations relating to the Proposed Business Combination and other related transactions. These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of NorthStar’s and Viking’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of NorthStar and Viking. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Business Combination and other related transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions (such as any SEC statements or enforcements or other actions relating to SPACs) that could adversely affect the combined company or the expected benefits of the Proposed Business Combination and other related transactions; failure to realize the anticipated benefits of the Proposed Business Combination and other related transactions; ability to successfully consummate the PIPE financing, or obtain additional financing; ability to attract and retain qualified personnel; global economic and political conditions; the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; legal and regulatory changes; the outcome of any legal proceedings that may be instituted against Viking or NorthStar related to the Proposed Business Combination; the effects of competition on NorthStar’s future business; the approval by Viking’s public shareholders of the Proposed Business Combination and related transactions, the amount of redemption requests made by Viking’s public shareholders. Additional risks related to NorthStar’s business include, but are not limited to: The development of advanced data analytics services is complex, and delays could adversely affect NorthStar’s business and prospects; NorthStar may be unable to adequately control the costs associated with its operations and the components necessary to develop and commercialize its data analytics technology; NorthStar may not accurately estimate future supply and demand for its analytics services, leading to inefficiencies and hindering its ability to generate revenue and profits; NorthStar’s expectations and targets regarding technical, pre-production, and production objectives depend on assumptions and analyses that may prove incorrect, affecting milestone achievement; if NorthStar’s existing customers do not continue to purchase its analytics services, its revenue and results of operations would be adversely impacted; NorthStar is an early-stage company with a history of financial losses and expects to incur significant expenses and continuing losses from operations; NorthStar’s business plan has yet to be tested, and it may not succeed in executing on its strategic plans, including commercialization; NorthStar relies heavily on its intellectual property portfolio. If it is unable to protect its intellectual property rights, its business and competitive position would be harmed; NorthStar may need to defend itself against intellectual property infringement claims, which may be time-consuming and could cause it to incur substantial costs or limit its ability to use certain technology; governmental trade controls, including export and import controls, sanctions, customs requirements and related regimes, could subject NorthStar to liability or loss of contracting privileges, limit its ability to transfer technology or compete in certain markets and affect its ability to hire qualified personnel; and changes in U.S., Canadian and foreign government policy, including the imposition of or increases in tariffs and changes to existing trade agreements, could have a material adverse effect on global economic conditions and NorthStar’s business, financial condition, results of operations and prospects. Additional risks related to Viking include those factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the IPO Prospectus, and in those documents that Viking has filed, or will file, with the SEC.

If any of these risks materialize or Viking’s or NorthStar’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Viking nor NorthStar presently know or that Viking and NorthStar currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Viking’s and NorthStar’s expectations, plans, or forecasts of future events and views as of the date of this document and are qualified in their entirety by reference to the cautionary statements herein. Viking and NorthStar anticipate that subsequent events and developments will cause Viking’s and NorthStar’s assessments to change. These forward-looking statements should not be relied upon as representing Viking’s and NorthStar’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither Viking, NorthStar nor any of their respective affiliates undertake any obligation to update these forward-looking statements, except as required by law.